

April 1, 2015

Via E-mail
Russell L. Gordon
Chief Financial Officer
RPM International Inc.
P.O. Box 777
2628 Pearl Road
Medina, OH 44258

> **Re:** **RPM International Inc.**
> **Form 10-K for the Fiscal Year Ended May 31, 2014**
> **Filed August 14, 2014**
> **Response Dated March 17, 2015**
> **File No. 1-14187**

Dear Mr. Gordon:

We have reviewed your response dated March 17, 2015 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 31, 2014

Exhibit 13.1

Note Q – Segment Information, page 69

1. We note your response to comment one from our letter dated March 3, 2015. You indicate that management uses financial data provided by your operating segments as the source of information for statements made about the performance of various product categories during earnings calls. Please address the following:

   - Explain the interaction, if any, between the information systems used by your operating segments to provide product category sales and performance data to management and the general ledger system used to prepare your general purpose financial statements. Your response should also explain the extent to which the systems used by your operating segments to provide product category sales and performance data to management are reconciled to your general ledger system or are consistent with GAAP;

- During the fiscal 2015 first quarter earnings call on October 8, 2015, Frank Sullivan indicated that "in the caulks and sealants category...excluding...Kirker and Synta, on a core basis, we generated about 7% growth and mid-teens in EBIT growth." Tell us how this product sales and EBIT information was derived, if it is based on systems used by your operating segments and if this information is reconciled to your general ledger and reconcilable to GAAP; and

- Please refer to ASC 280-10-45-2 and Item 303(a) of Regulation S-K and tell us how you considered providing the same type of product line information shared by management in earnings calls as part of either your financial statement footnotes or MD&A.

You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or me at (202) 551-3854 if you have questions.

Sincerely,

/s/ John Cash, *for*

Melissa N. Rocha
Senior Assistant Chief Accountant